Exhibit 99.1

NEWS RELEASE

CANADIAN SOLAR ANNOUNCES PROPOSED OFFERING OF US$200 MILLION CONVERTIBLE SENIOR NOTES DUE 2031

Kitchener, Ontario, January 7, 2026 /PRNewswire/ -- Canadian Solar Inc. (NASDAQ: CSIQ) (the “Company”, or “Canadian Solar”) today announced the proposed offering, subject to market and other factors, of US$200 million aggregate principal amount of convertible senior notes due 2031 (the “Notes”). The Notes are to be offered and sold in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company also expects to grant the initial purchaser(s) in the proposed offering an option to purchase, for settlement within a period of 13 calendar days from, and including, the date the Notes are first issued, up to an additional US$30 million aggregate principal amount of the Notes.

The Company plans to use the net proceeds from the proposed offering of the Notes for investments in U.S. manufacturing capacity, and in the value chain supporting battery energy storage and solar power solutions, as well as for working capital and general corporate purposes.

When issued, the Notes will be senior unsecured obligations of the Company and will accrue interest semi-annually in arrears. The Notes will mature on January 15, 2031, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date.

Holders of the Notes may convert all or part of their Notes at their option at any time prior to the close of business on the third business day immediately preceding the maturity date. Upon conversion, the Company will deliver to such converting holders a number of the Company’s common shares equal to the applicable conversion rate as of the relevant conversion date, together with a cash payment in lieu of any fractional share. The interest rate, initial conversion rate and other terms of the Notes are to be determined at the time of pricing of the Notes.

The Notes will be redeemable, in whole or in part, for cash at the Company’s option at any time on or after January 22, 2029, if the last reported sale price of the Company’s common shares has been at least 130% of the conversion price then in effect on each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption. In addition, the Notes will be redeemable, in whole and not in part, at the Company’s option at any time following the occurrence of certain tax related events. The redemption price in the case of a tax redemption or an optional redemption will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

Holders of the Notes may require the Company to repurchase all or part of their Notes in cash in the event of certain fundamental changes. The repurchase price will equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

The Notes and the common shares deliverable upon conversion of the Notes have not been and will not be registered under the Securities Act or any securities laws of any other place and may not be offered or sold absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, including the Notes, nor shall there be any offer, solicitation or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Canadian Solar Inc.

Canadian Solar is one of the world’s largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 24 years, Canadian Solar has successfully delivered nearly 170 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar has shipped over 16 GWh of battery energy storage solutions to global markets as of September 30, 2025, boasting a $3.1 billion contracted backlog as of October 31, 2025. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 12 GWp of solar power projects and 6 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 25 GWp of solar and 81 GWh of battery energy storage capacity in various stages of development. Canadian Solar has been publicly listed on the NASDAQ since 2006.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including statements regarding the proposed offering and the terms of the Notes, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "may", "will", "expect", "anticipate", "future", "ongoing", "continue", "intend", "plan", "potential", "prospect", "guidance", "believe", "estimate", "is/are likely to" or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

CANADIAN SOLAR INC. INVESTOR RELATIONS CONTACT

Wina Huang

Investor Relations

Canadian Solar Inc.

investor@canadiansolar.com

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